Exhibit 99.1

OneConnect Announces Arrangement of Batch-Conversion of American Depositary Shares to Ordinary Shares Trading in Hong Kong

SHENZHEN, China — (BUSINESS WIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced that it intends to make arrangements to facilitate conversion of its American depositary shares (the “ADSs”) to ordinary shares (“Shares”) in connection with the Proposed Listing (as defined below). The Company filed an application on February 28, 2022 with The Stock Exchange of Hong Kong Limited (“SEHK”) in connection with a proposed dual primary listing of Shares on the Main Board of the SEHK by way of introduction (“Proposed Listing”).

The Company wishes to highlight to the investors that the Proposed Listing is still subject to the Company obtaining the approval in-principle of the SEHK for the Proposed Listing (“AIP”), and thereafter, the fulfilment of certain conditions under the AIP, including the granting of the final approval for the listing of, and permission to deal in, the Shares on the Main Board of the SEHK by the listing committee of the SEHK. There is no assurance that the AIP will be obtained, or that the final approval for the Proposed Listing will be granted. The Proposed Listing may or may not occur.

For the purpose of trading on the SEHK, the Shares must be registered on the branch share register of members of the Company in Hong Kong (the “Hong Kong Share Register”). In order to facilitate the investors with a more timely and cost-effective conversion process from ADSs to Shares trading in Hong Kong, the Company intends to remove a portion of the underlying Shares represented by our ADSs, other than the underlying Shares of the ADSs issued but yet to be vested pursuant to the stock incentive plan of the Company adopted in November 2017, and amended from time to time, from the Company’s Cayman share register and entered into the Hong Kong Share Register.

Subject to the approval of the SEHK and any other approval required by the Company in connection with the Proposed Listing, the depositary of the Company (the “Depositary”) will provide up to four (4) batch-conversions (subject to the Conversion Cap (as defined below)) for holders of ADSs seeking to cancel their ADSs and transfer the underlying Shares to their designated CCASS participant stock accounts prior to the Listing and during the three-month period thereafter (excluding those Shares converted under the first batch of the Batch-Conversions, which will be issued in the names of the relevant shareholders of the Company (the “Shareholders”) in physical share certificates and the relevant Shareholders may forthwith arrange for deposit of the Shares into their respective CCASS participant stock accounts).

The key dates in relation to such batch-conversion exercises (the “Batch-Conversions”) are set out below:

Events	First Batch-Conversion (Notes 1 & 2)	Second Batch-Conversion (Note 2)	Third Batch-Conversion (Note 2)	Fourth Batch-Conversion (Note 2)
The date/period to notify the Company	June 24, 2022 (before 12 noon, U.S. time)	July 11, 2022 to July 14, 2022 (U.S. time)	August 1, 2022 to August 4, 2022 (U.S. time)	August 22, 2022 to August 25, 2022 (U.S. time)
The date to instruct the relevant brokers to arrange for cancellation of the ADSs with the Depositary		July 19, 2022 –July 22, 2022 (U.S. time)	August 9, 2022 –August 12, 2022 (U.S. time)	August 30, 2022 –September 2, 2022 (U.S. time)
Estimated time for Shares being transferred to the designated CCASS participant stock accounts	July 4, 2022 (Hong Kong time)	July 21, 2022 –July 26, 2022 (Hong Kong time)	August 11, 2022 –August 16, 2022 (Hong Kong time)	September 1, 2022 –September 6, 2022 (Hong Kong time)

Notes:

(1) For holders of ADSs who are interested to participate in the first batch of the Batch-Conversions, the relevant holders of ADSs shall notify the Company and submit the request for cancellation of ADSs and arrange for brokers to deliver the relevant ADRs evidencing such ADSs to the Depositary. The Shares so converted will be issued in the names of the relevant Shareholders in physical share certificates and the relevant Shareholders may forthwith arrange for deposit of the Shares into their respective CCASS participant stock accounts. The estimated time for Shares being transferred to the designated CCASS participant stock accounts referred herein is based on the assumption that relevant Shareholders shall deposit the Shares into their respective designated CCASS participant stock accounts forthwith upon receiving the physical share certificates issued in their own names.

(2) In the event that the Conversion Cap is reached before the occurrence of any batch of the Batch-Conversions, the remaining batch(es) of the Batch-Conversions will not take place, but holders of ADSs may still instruct their respective brokers to arrange for the conversion of ADSs to Shares trading in Hong Kong at their own cost. The Company shall announce the completion of the Batch-Conversions on its website as soon as the Conversion Cap is reached and an announcement will be published on the websites of the SEHK and the Company.

The Company will bear all of the costs, fees and duties payable associated with cancelling the ADSs and receiving Shares to be traded on the SEHK for all conversion requests under the Batch-Conversions, subject to a maximum number of ADSs representing 5.5% of the total issued share capital of the Company (the “Conversion Cap”) so converted (on a first-come, first served basis). For investors who wish to participate in the first batch of the Batch-Conversions or require clarification with respect to any of the procedures in relation to the Batch-Conversions, please contact below as soon as possible to ensure submission of all relevant documents necessary for the conversion under the Batch-Conversions before the stipulated time set out in the timetable above:

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

ADSs holders who wish to participate in the Batch-Conversions first need to have a broker/CCASS account open through which they can trade Hong Kong listed securities on the SEHK. Such ADS holders also need to notify the Company and instruct the broker to arrange, or arrange personally, for surrender of the ADSs to the Depositary for cancellation of the ADSs within the stipulated period set out above. The Shares withdrawn from the Depositary’s account with the custodian within the CCASS system will then be transferred to such ADS holders’ respective designated broker/CCASS accounts.

The Company wishes to highlight to the ADS holders who are considering participating in the Batch-Conversions that the above timetable for the Batch-Conversions are still subject to changes depending on the date of the Proposed Listing and the Company shall announce the relevant details to inform the ADS holders as soon as possible. Further, there is no assurance that the AIP will be obtained, or that the final approval for the Proposed Listing will be granted. the Proposed Listing may or may not occur. In the event that the Proposed Listing does not occur, Shareholders who have withdrawn their ADSs will not be able to trade on the New York Stock Exchange unless their Shares are re-deposited to the Depositary. There is no assurance that Shareholders can trade their Shares being transferred via the first batch of the Batch-Conversions by the first day of trading of the Shares on the SEHK.

The Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Unless they are registered, the Shares may be offered only in transactions that are exempt from registration under the Securities Act, or the securities laws of any other jurisdiction. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

PUB_JRYZTPR@ocft.com

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